Exhibit 4.1.2

GENTIUM S.P.A.

AMENDMENT NO. 1 TO

AMENDED AND RESTATED 2004 EQUITY INCENTIVE PLAN

THIS AMENDMENT NO. 1 to the Amended and Restated 2004 Equity Incentive Plan (the “Plan”) of Gentium S.p.A. (the “Company”) is made as of March 26, 2007. All capitalized terms not defined herein are set forth in the Plan.

WHEREAS, the Company wishes to amend the Plan to extend the term of the Plan and the mandatory subscription date for ordinary shares available under such Plan;

NOW THEREFORE,

1.  Section 4(c)(v)(A) of the Plan is hereby amended and restated in its entirety to read:

(a)  All NSOs granted to a Non-Employee Director under this Section 4(c) shall terminate on the earlier of:

(A) Ten (10) years after the date of grant;

(B) September 30, 2019; and

(C) The date ninety (90) days after the termination of such Non-Employee Director’s Service for any reason.

2.  Section 6(d) of the Plan is hereby amended and restated in its entirety to read:

Exercisability and Term. Each Stock Option Agreement shall specify the date when all or any installment of the Option is to become exercisable. The Stock Option Agreement shall also specify the term of the Option; provided that the term of an ISO shall in no event end on the earlier of ten years after the date of grant and September 30, 2019. No Option can be exercised after the expiration date provided in the applicable Stock Option Agreement. A Stock Option Agreement may provide for accelerated exercisability in the event of the Optionee’s death, Disability or retirement or other events and may provide for expiration prior to the end of its term in the event of the termination of the Optionee’s Service. A Stock Option Agreement may permit an Optionee to exercise an Option before it is vested, subject to the Company’s right of repurchase over any Shares acquired under the unvested portion of the Option (an “early exercise”), which right of repurchase shall lapse at the same rate the Option would have vested had there been no early exercise. In no event shall the Company be required to issue fractional Shares upon the exercise of an Option.

3. Section 15(a) of the Plan is hereby amended and restated in its entirety to read:

(a)  Term of the Plan. The Plan shall become effective on the IPO Date, subject to the approval of the Company’s shareholders. No Options shall be exercisable until such shareholder approval is obtained. In the event that the shareholders fail to approve the Plan within twelve (12) months after its adoption by the Board, any Awards made shall be null and void and no additional Awards shall be made. The Plan shall terminate on September 30, 2019 or on any earlier date pursuant to Section 15(b) of the Plan.

4. The Plan as modified herein shall remain in full force and effect as so modified.

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To record the adoption of this Amendment No. 1 to the Plan by the Board, the Company has caused its duly authorized officer to execute this Amendment No. 1 to the Plan on behalf of the Company.

GENTIUM S.p.A.

By:	/s/ Laura Iris Ferro, M.D.
Laura Iris Ferro, M.D.

Title:	President and Chief Executive Officer